Filed Pursuant to Rule 424(b)(3)
Registration No. 333-252077

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 3 DATED JUNE 15, 2023

TO THE PROSPECTUS DATED APRIL 17, 2023

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc., dated April 17, 2023 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of July 1, 2023;

•	to disclose the calculation of our May 31, 2023 net asset value (“NAV”) per share for each class of our common stock;

•	to provide an update on the status of our offering; and

•	to update the “Experts” section of the Prospectus.

July 1, 2023 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of July 1, 2023 (and repurchases as of June 30, 2023) is as follows:

Transaction Price (per share)
Class T	$12.32

Class S	$12.18

Class D	$12.35

Class I	$12.30

The transaction price for each of our Class T, Class S, Class D and Class I shares is equal to such class’s NAV per share as of May 31, 2023. A detailed presentation of the NAV per share is set forth below.

The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

May 31, 2023 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.nuveenglobalreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. Our properties have been appraised and our commercial mortgage loans have been valued in accordance with our valuation guidelines and such appraisals and valuations were prepared by our independent valuation advisor.

VGN-NREIT2-0623P

The following table provides a breakdown of the major components of our NAV as of May 31, 2023 ($ and shares in thousands):

Components of NAV	May 31, 2023
Investments in real property	$2,223,392
Investments in commercial mortgage loans	170,532
Investments in real estate-related securities	123,390
Investments in international affiliated funds	121,093
Investments in real estate debt	111,339
Cash and cash equivalents	24,970
Restricted cash	33,334
Other assets	13,276
Debt obligations	(462,107)
Subscriptions received in advance	(32,392)
Other liabilities	(98,619)
Stockholder servicing fees payable the following month(1)	(594)
Non-controlling interests in joint venture	(5,290)

Net Asset Value	$2,222,324
Net asset value attributable to preferred stock	124

NAV attributable to common stockholders	$2,222,200

Number of outstanding shares of common stock	179,900

(1)

Stockholder servicing fees only apply to Class T, Class S and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S and Class D shares. As of May 31, 2023, we have accrued under GAAP approximately $47.0 million of stockholder servicing fees payable to the Dealer Manager related to the Class T, Class S and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of May 31, 2023 ($ and shares in thousands, except per share data):

	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class N Shares	Total
Net asset value attributable to common stockholders	$215,385	$552,207	$95,806	$978,833	$379,969	$2,222,200
Number of outstanding shares	17,486	45,334	7,759	79,590	29,731	179,900

NAV per share	$12.32	$12.18	$12.35	$12.30	$12.78

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the May 31, 2023 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	6.64%	5.53%
Multifamily	6.39	5.01
Office	7.37	6.67
Healthcare	7.06	6.08
Retail	6.39	5.64
Self-Storage	7.22	5.38
Single-Family Housing	7.00	5.25

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values	Multifamily Investment Values	Office Investment Values	Healthcare Investment Values	Retail Investment Values	Self- Storage Investment Values	Single- Family Housing Investment Values
Discount Rate	0.25% decrease	2.02%	1.94%	2.00%	1.96%	1.95%	1.87%	2.03%
(weighted average)	0.25% increase	(2.02)%	(1.94)%	(1.82)%	(1.94)%	(1.86)%	(1.87)%	(2.03)%
Exit Capitalization Rate	0.25% decrease	3.19%	3.36%	2.52%	2.93%	2.88%	3.11%	3.38%
(weighted average)	0.25% increase	(3.01)%	(3.15)%	(2.17)%	(2.69)%	(2.63)%	(2.64)%	(3.38)%

Status of our Current Public Offering

In our initial public offering, which terminated on July 2, 2021, we sold 36,357,402 shares of our common stock resulting in gross offering proceeds of $394,406,639. Our follow-on offering was declared effective by the SEC and commenced on July 2, 2021. In our follow-on offering, we are currently offering on a continuous basis up to $5.0 billion in shares of common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion on shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold 137,257,796 shares of our common stock (consisting of 13,551,593 Class T shares, 41,513,604 Class S shares, 6,488,235 Class D shares, and 75,704,364 Class I shares) in this offering, resulting in gross offering proceeds of $1,718,961,743. We intend to continue selling shares in this offering on a monthly basis.

Experts

The following disclosure is added to the “Experts” section of the Prospectus.

The amounts of the estimated market values of our investments in real property and investments in commercial mortgage loans as of May 31, 2023 presented on page 2 of this Supplement under the section “May 31, 2023 NAV Per Share” have been prepared by SitusAMC Real Estate Valuation Services, LLC, an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations and appraisals. SitusAMC Real Estate Valuation Services, LLC will not calculate or be responsible for our NAV per share for any class of our shares.

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